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                          July 16, 1998


The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
Attention: Brian J. Taylorson

Dow AgroSciences LLC
9330 Zionsville Road
Indianapolis, Indiana 46268
Attention:  Louis M. Pribila

Dear Mr. Taylorson and Mr. Pribila:

     In order to evaluate the request by Dow AgroSciences LLC ("DAS") that the Board of Directors of Mycogen Corporation ("MYCOGEN") consider amending (the "PROPOSED AMENDMENT") the Exchange and Purchase Agreement dated as of January 15, 1996 among Mycogen, Agrigenetics, Inc., DAS and United Agriseeds, Inc., the Special Committee of independent directors (the "SPECIAL COMMITTEE") appointed on April 30, 1998 by the Board of Directors of Mycogen to consider the advisability of entering into the Proposed Amendment has requested that The Dow Chemical Company ("TDCC") and DAS provide the Special Committee and its representatives access to certain non-public, confidential, proprietary and/or privileged TDCC and DAS information relating to Mycogen, DAS or TDCC (the "CONFIDENTIAL INFORMATION"). As a condition to being furnished the Confidential Information, the Special Committee and its representatives, and any other person who receives Confidential Information pursuant to this letter agreement, each agree to treat such Confidential Information in accordance with the terms of this letter agreement.

     The term "Confidential Information" includes information which has been provided to the Special Committee and its representatives since April 30, 1998 as well as information which will be provided on or after the date of this letter agreement. The term "Confidential Information" does not include information which (i) was or becomes generally available to the public other than as a result of a disclosure in violation of the terms of this letter agreement, or (ii) was or becomes available to the Special Committee or its representatives on a non-confidential basis from a source other than DAS or TDCC, provided that the Special Committee or its representatives, as the case may be, reasonably believes that such source has obtained such information lawfully and is not under any obligation of confidentiality to DAS or TDCC.

     The Special Committee agrees that the Confidential Information will be kept confidential and will be used only for evaluating the Proposed Amendment and, in the event the Proposed Amendment is entered into by Mycogen and DAS subsequently makes an offer to purchase all of

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Mycogen's capital stock (a "PROPOSED TRANSACTION"), for evaluating any
Proposed Transaction. The Special Committee further agrees that the Confidential Information shall not be shown, made available or communicated in any way to anyone other than members of the Special Committee, its attorneys, Altheimer & Gray, and its financial advisor, Wasserstein Perella & Co., Inc. (including, if determined by the Special Committee, Dr. Alan J. Biloski, formerly of Wasserstein Perella & Co.). DAS, TDCC and the Special Committee acknowledge that the Special Committee may believe it appropriate to disclose Confidential Information to other parties in connection with its deliberations. If the Special Committee desires to disclose any Confidential Information to any other person(s), the Special Committee shall identify to DAS and TDCC the person(s) and the Confidential Information desired to be disclosed to such person(s) and request DAS' and TDCC's approval to such disclosure, and may not disclose such Confidential Information without DAS's and TDCC's prior written approval. Wasserstein Perella & Co., Inc., Dr. Biloski (if the Special Committee determines to provide him with any Confidential Information) and any other person approved by DAS and TDCC to receive Confidential Information shall execute a copy of and agree to be bound by the terms of this letter. All Confidential Information will remain subject to the terms of this letter for ten years from the letterhead date.

     In the event the Special Committee or its representatives, or any other person who receives Confidential Information pursuant to this letter, receive a subpoena or other legal administrative, regulatory (including self-regulatory) or judicial process or notice requesting Confidential Information, the person receiving such request shall, to the extent permitted under such legal, administrative, regulatory or judicial process or notice, provide prompt notice to TDCC and DAS of such request to allow TDCC and DAS an opportunity to prevent disclosure of the Confidential Information, and shall also reasonably cooperate with TDCC and DAS to prevent disclosure of such Confidential Information. Except as provided in the immediately preceding sentence, nothing in this letter shall restrict any use or disclosure of Confidential Information required by law or required by or in response to applicable legal, administrative, regulatory or judicial process or rules or as required consistent with fiduciary duties of the directors or officers of Mycogen in their capacities as such, in each case as advised by counsel.

     Without prejudice to the rights and remedies otherwise available to them, TDCC and DAS shall each be entitled to equitable relief by way of specific performance, injunction or otherwise in the event of any actual or threatened breach of any provision of this letter agreement.

     It is further understood and agreed that no failure or delay by TDCC or DAS in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this letter agreement.

     This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to conflicts of laws principles.

                               *      *      *

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     Please confirm your agreement with the foregoing by signing and returning to the undersigned a duplicate copy of this letter.

                              Very truly yours,

                              Special Committee of the Board of
                              Directors of Mycogen Corporation

                              By:
                                  ---------------------------------
                                  Peter Lieberman
                                  Altheimer & Gray
                                  10 S. Wacker Drive
                                  Suite 4000
                                  Chicago, IL 60606

                              Counsel for the Special Committee

                              Wasserstein, Perella & Co., Inc.

                              By:
                                  ---------------------------------
                                  John Simpson
                                  Managing Director


Accepted and Agreed

THE DOW CHEMICAL COMPANY



By:
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Name:
Title:

DOW AGROSCIENCES LLC



By:
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Name:
Title:

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